UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*



                           CAP ROCK ENERGY CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                    13910R102
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                                 (CUSIP Number)

                                 April 12, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

             [ ] Rule 13d-1(b)
             [X] Rule 13d-1(c)
             [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  13910R102
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(1)  Names of Reporting Persons:   Tyndall Capital Partners, L.P.

     I.R.S. Identification Nos. of Above Persons (entities only):  13-3594570
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)
                (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by
     Each Reporting Person With         (5)  Sole Voting Power:         81,700*
                                             -----------------------------------
                                        (6)  Shared Voting Power:            0
                                             -----------------------------------
                                        (7)  Sole Dispositive Power:    81,700*
                                             -----------------------------------
                                        (8)  Shared Dispositive Power:       0
                                             -----------------------------------
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(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         81,700*
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(10)    Check  if  the  Aggregate Amount in Row (9) Excludes Certain Shares (See
        Instructions):   N/A
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(11)    Percent of Class Represented by Amount in Row (9):  5.2%*
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(12)     Type of Reporting Person (See Instructions):  PN
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*    As of  April 12, 2004,  Tyndall Institutional Partners, L.P.,  and  Tyndall
     Partners, L.P. (together the "Funds") hold in the aggregate 81,700 shares of the common stock, par value $0.01 per share (the "Shares"), of Cap Rock Energy Corporation (the "Company"). Tyndall Institutional Partners, L.P. owns 19,000 Shares of the Company and Tyndall Partners, L.P. owns 62,700 Shares of the Company. Tyndall Capital Partners, L.P. is the general partner (the "General Partner") of the Funds and possesses sole power to vote and direct the disposition of all Shares held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the General Partner is deemed to beneficially own 81,700 Shares, or 5.2% of those issued and outstanding, as of April 12, 2004.

Item 1(a).  Name Of Issuer:  Cap Rock Energy Corporation
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Item 1(b).  Address of Issuer's  Principal  Executive  Offices:  500 West Wall
            Street,  Suite 400, Midland,  Texas  79701.
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Item 2(a).  Name of Person Filing:   Tyndall Capital Partners, L.P.
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Item 2(b).  Address of Principal Business Office or, if None, Residence:
            153 East 53rd Street, 55th Floor,  New York, New York  10022
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Item 2(c).  Citizenship:  United States
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Item 2(d).  Title of Class of Securities:  Common Stock, par value $0.01 per share (the "Shares").
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Item 2(e).  CUSIP No.:  13910R102
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Item 3.     If This  Statement  Is  Filed Pursuant  to Sections  240.13d-1(b) or
            240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.
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Item 4.  Ownership

         (a)  Amount Beneficially Owned (as of April 12, 2004):          81,700*

         (b)  Percent of Class (as of April 12, 2004):                     5.2%*

         (c)  Number of Shares as to which such person has:

             (i) sole power to vote or to direct the vote                81,700*

            (ii) shared power to vote or to direct the vote                   0

           (iii) sole power to dispose or to direct the disposition of   81,700*

            (iv) shared power to dispose or to direct the disposition of      0

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*    As of  April 12, 2004,  Tyndall Institutional  Partners,  L.P., and Tyndall
     Partners, L.P. (together the "Funds") hold in the aggregate 81,700 shares of the common stock, par value $0.01 per share (the "Shares"), of Cap Rock Energy Corporation (the "Company"). Tyndall Institutional Partners, L.P. owns 19,000 Shares of the Company and Tyndall Partners, L.P. owns 62,700 Shares of the Company. Tyndall Capital Partners, L.P. is the general partner (the "General Partner") of the Funds and possesses sole power to vote and direct the disposition of all Shares held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the General Partner is deemed to beneficially own 81,700 Shares, or 5.2% of those issued and outstanding, as of April 12, 2004.



Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.
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Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.
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Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
         Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.
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Item 8.  Identification and Classification of Members of the Group

         Not Applicable.
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Item 9.  Notice of Dissolution of Group

         Not Applicable.
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Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              April 15, 2004


                                              /s/ Jeffrey S. Halis
                                              ----------------------------------
                                              Jeffrey S. Halis


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)